77D:	If applicable, provide an attachment describing any
investment policy change that has not been approved by the shareholders.

Subject to shareholder approval at a shareholder meeting
currently expected to be held within the next six months, the Trustees approved on June 10, 2004 the following revised versions of fundamental restrictions (1) and (5):
(1)	The fund may not [b]orrow money in excess of 33 1/3% of the
value of its total assets (not including the amount borrowed) at the time the borrowing is made.

(5)	The fund may not [m]ake loans, except by purchase of debt
obligations in which the fund may invest consistent with its investment policies (including without limitation debt obligations issued by other Putnam funds), by entering into repurchase agreements, or by lending its portfolio securities.